September 7, 2005

VIA ELECTRONIC MAIL

Mr. Jason Fox

Division of Investment Management

Securities and Exchange Commission

901 E. Street

Washington, D.C. 20549-0506

Re: SunAmerica Series Trust (the "Registrant")
Registration File Nos. 811-07238
CIK No. 0000892538

Dear Mr. Fox:

We have set out below the Securities and Exchange Commission's comments to the Registrant's Annual Report for the period ended January 31, 2005 ("Report"), as provided on August 9, 2005, and our corresponding responses to those comments. If you have any questions or additional comments, please don't hesitate to call me at the phone number above.

  Statement of Assets and Liabilities - Unrealized appreciation and depreciation on forward foreign currency contracts (pages 206-215). Any unrealized appreciation and depreciation on forward foreign currency contracts should be represented gross not net.

  Response: Currently, a detailed schedule included with the Portfolio of Investments provides the gross unrealized appreciation and depreciation. Going forward, any unrealized appreciation and depreciation on forward foreign currency contracts will also be represented gross in the Statement of Assets and Liabilities.

  Statement of Operations' Custody Expense (page 218). Explain the change in the Custodian fees from the prior year for the Davis Venture Value Portfolio.

  Response: The custodian fees paid by the Portfolio increased from approximately $30,000 per month in the beginning of the 2004 fiscal year to approximately $80,000 at the end of the 2005 fiscal year. The change in custodian fees was due to an increase in the value of foreign securities held by the Portfolio and an increase in the Portfolio's net assets.

  Note 4, Investment Violation (page 248). SAAMCo, the Adviser for the Growth Opportunities Portfolio, is referred to as the subadviser for the Growth Opportunities Portfolio in the Investment Violation disclosure.

  Response: Reference was incorrect and will be corrected going forward.

  Note 5, Expense Reductions (page 249). Please clarify whether expense reductions are made in the form of cash returned to the funds or credits against fund expenses.

  Response: Expense reductions are made in the form of credits against fund expenses.

  Financial Highlights (pages 267-282). Explain statement in Footnote "**" "Total return does include expense reimbursements and expense reductions".

  Response: The statement was intended to provide further clarification of the fees included in the total return calculation.

  Form N-CSR' Item 6 Schedule of Investments. The response to Item 6 Schedule of Investments in Form N-CSR should read "Included in Item 1 to the Form" as opposed to "Not Applicable".

Response: Going forward, the response to Item 6 in Form N-CSR will read "Included in Item 1 to the Form".

The Registrant acknowledges that: (a) it is responsible for the adequacy and accuracy of the responses contained herein; (b) the Securities and Exchange Commission's (the "Commission") comments and our responses to the Report contained herein made in response to the Commission's comments do not foreclose the Commission from taking any action with respect to our responses contained herein or the Report; and (c) it may not assert the Commission's comments or responses to the Commission's comments as a defense in any proceeding initiated by the Commission or any person pursuant to U.S. federal securities laws.

Very truly yours,

//s// Nori Gabert

Nori Gabert

Vice President &

Deputy General Counsel